UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer sells A-29 Super Tucano to the Uruguayan Air Force

The country will become the sixth operator of the aircraft in South America along with Brazil, Chile, Colombia, Ecuador and Paraguay

Montevideo, Uruguay, August 26, 2024 – Embraer today announced the sale of up to six A-29 Super Tucano aircraft to the Uruguayan Air Force (FAU). The contract, which is part of a fleet renew program to expand FAU's operational capacity, provides for the acquisition of one aircraft plus the commitment to acquire five additional units, with deliveries scheduled from 2025, including mission equipment, integrated logistics services and a flight simulator.

With this order, Uruguay becomes the sixth nation to operate the A-29 Super Tucano in South America along with Brazil, Chile, Colombia, Ecuador and Paraguay. Due to its operational flexibility in the South American region, the aircraft is used for several missions, mainly for control of illegal activities, border monitoring, reconnaissance and advanced training. A regional fleet of more than 160 Super Tucanos operate in the most austere and demanding environments in South America, from the humid and warm Amazon rainforest, the cold regions of southern Chile to the heat of the desert further north, from mountainous regions of Colombia and Ecuador to the Atlantic and Pacific coasts.

"We are honored by the decision of the Uruguayan Air Force, another South American nation to choose the A-29 Super Tucano, an aircraft that is a reference in its segment in the international market. With this acquisition, Uruguay will have differentiated capabilities that will greatly contribute to the surveillance of its borders and increase FAU's operational readiness," said Bosco da Costa Junior, President and CEO of Embraer Defense & Security.

"Uruguay seeks to strengthen its airspace surveillance and threat response capabilities, and it does so rely on Brazilian technology, which proposes a very suitable platform for these purposes, such as the A-29 Super Tucanos," Uruguayan Minister of Foreign Affairs Omar Paganini said.

"With this addition, we are taking a great leap forward in improving our defense capabilities and responding to the needs of controlling our territorial sovereignty and fighting crime in all its forms," said Uruguayan Minister of National Defense, Armando Castaingdebat.

"It should be noted that since 1981 our country has not acquired new combat aircraft. It is precisely for this reason that the aforementioned purchase of aircraft will generate great motivation and professional satisfaction within the Air Force," said the Commander in Chief of the Uruguayan Air Force, General Luis H. De León.

The A-29 Super Tucano is the global leader in its category, boasting over 260 orders, surpassing 570,000 flight hours, with 60,000 of those in combat. The number of air forces operating the A-29 Super Tucano steadily expands due to its unmatched combination of features, making it the most cost-effective, accessible, and versatile choice.

For Air Forces seeking a proven, comprehensive, efficient, reliable, and cost-effective solution on a single platform, coupled with great operational flexibility, the A-29 Super Tucano offers a wide range of missions such as close air support, air patrol, special operations, air interdiction, JTAC, forward air controller (FAC), air and tactical coordinator (TAC), Armed ISR, border surveillance, reconnaissance, air escort, basic, operational and advanced training, transition to air superiority fighters, JTAC/LIFT and FAC training.

The A-29 Super Tucano is the most effective multi-mission aircraft in its category, equipped with state-of-the-art technology for precise target identification, weapons systems, and a comprehensive communications suite. Its capability is further enhanced by advanced HMI avionics systems integrated into a robust airframe capable of operating from unpaved runways, in austere environments and without infrastructure. Furthermore, the aircraft has a simple maintenance concept, which offers high levels of reliability, availability, and structural integrity with low life cycle costs.

Images: https://embraer.bynder.com/share/21BB965F-9E4E-4F6E-B5ED09AD24901407/?viewType=grid [embraer.bynder.com]

About Embraer

A global aerospace company headquartered in Brazil, Embraer operates in the Commercial Aviation, Executive Aviation, Defense & Security and Agricultural Aviation segments. The Company designs, develops, manufactures and markets aircraft and systems, and provides after-sales Services & Support to customers.

Since its foundation in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds, an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 145 million passengers annually.

Embraer is a leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations